 SEC Form 4
FORM 4 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940
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1. Name and Address of Reporting Person* Davis, T. Wayne (Last) (First) (Middle) 1910 San Marco Blvd. (Street) Jacksonville, FL 32207 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol Winn-Dixie Stores, Inc. WIN 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for (Month/Day/Year 04/23/2003 5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

X Director      10% Owner
   Officer (give title below)        Other (specify below)

Description
7. Individual or Joint/Group
    Filing (Check Applicable Line)

X   Form filed by One Reporting Person
     Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2.Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed Of (D) (Instr. 3, 4, and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	A/D	Price
Common Stock	04/23/2003		A(c)		244	A	N/A	5,113	D
Common Stock								183,288	I	TWD Trust and Trusts FBO TWD
Common Stock								567,647	I	D.D.I., Inc. (a)
Common Stock								8,615	I	Wife of TWD (a)
Common Stock								419,166	I	Trusts (a)
Common Stock								1,400	I	Retirement Plans (a)
Common Stock								2,408,647	I	DAVFAM, Ltd. (a)
Common Stock								2,188,614	I	DAVFAM II, Ltd. (a)

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Transaction Code (Instr.8)		5. Number of Derivative Securities Acquired (A) or Disposed Of (D) (Instr. 3, 4 and 5)		6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr.4)	10. Owner- ship Form of Deriv- ative Securities: Direct (D) or Indirect (I) (Instr.4)	11. Nature of Indirect Beneficial Ownership (Instr.4)
				Code	V	A	D	DE	ED	Title	Amount or Number of Shares
Director's Stock Opt (right to buy)	$14.25							10/04/2000	01/15/2008	Common Stock	2,500		2,500	D
Phantom Stock Units	1-for-1							(b)	(b)	Common Stock	6,274		6,274	D
Director's Stock Opt (right to buy)	$11.14							10/10/2001	01/15/2009	Common Stock	5,000		5,000	D
Director's Stock Opt (right to buy)	$12.67							10/09/2002	01/15/2010	Common Stock	2,500		2,500	D

Explanation of Responses:

(a) As to a portion of the shares reported on this line representing the beneficial interest of T. Wayne Davis' wife, child and other family members, the filing of this statement shall not be construed as an admission that T. Wayne Davis is, for the purpose of Section 16 of the Securities Exchange Act of 1934, the beneficial owner of such shares of stock and T. Wayne Davis disclaims beneficial ownership of such shares of stock.

(b) The units are to be settled in cash upon the reporting person's retirement, either in a lump sum or, at the election of the director, in annual installments, subject to Winn-Dixie's option to accelerate payment.

(c) T. Wayne Davis was awarded 244 shares of Winn-Dixie common stock under the stock plan for directors.

By:	Date:
/s/ H. J. Skelton	04/24/2003
Attorney-in-Fact
** Signature of Reporting Person	SEC 1474 (9-02)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).
** Intentional misstatements or omissions of facts constitute Federal Criminal Violations See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
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